Exhibit 4(c)

[EXECUTION COPY]

SECOND AMENDMENT TO

MULTICURRENCY CREDIT AGREEMENT

This SECOND AMENDMENT TO MULTICURRENCY CREDIT AGREEMENT, dated as of October 29, 2009 (this “Amendment”), among (i) CLIFFS NATURAL RESOURCES INC. (f/k/a Cleveland-Cliffs Inc), an Ohio corporation (the “Borrower”), (ii) the undersigned Lenders, and (iii) BANK OF AMERICA, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, amends certain provisions of the Multicurrency Credit Agreement, dated as of August 17, 2007 (as amended, restated and otherwise modified from time to time, the “Credit Agreement”), among the Borrower, the Lenders, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and JPMorgan Chase Bank, N.A., as Syndication Agent. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Credit Agreement.

RECITALS

WHEREAS, the Borrower, the Lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer entered into that certain proposed Second Amendment to Multicurrency Credit Agreement dated as of October 24, 2008 (the “Non-Effective Second Amendment”) and attached hereto as Exhibit A, the effectiveness of which was conditioned upon the satisfaction of the conditions precedent set forth in Section 2 thereof on or before April 15, 2009; and

WHEREAS, the Borrower has failed to satisfy the conditions to the effectiveness of the Non-Effective Second Amendment on or before April 15, 2009, such that the Second Amendment Effective Date (as defined in the Non-Effective Second Amendment) has not occurred and the Non-Effective Second Amendment is not, and will not in the future, be effective; and

WHEREAS, the Borrower has requested that the undersigned Lenders and the Administrative Agent again agree to amend certain of the terms and provisions of the Credit Agreement, as specifically set forth in this Amendment; and

WHEREAS, the undersigned Lenders and the Administrative Agent are prepared to amend the Credit Agreement on the terms, subject to the conditions and in reliance on the representations set forth herein.

NOW THEREFORE, in consideration of the mutual agreements contained in the Credit Agreement and herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Non-Effective Second Amendment. The Borrower, the undersigned Lenders and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer each acknowledge and agree that (a) the Non-Effective Second Amendment is not and shall not be effective and that the conditions precedent to effectiveness referred to in Section 2 therein have not been and will not be satisfied, and (b) any amendment to the Credit Agreement referred to in the Non-Effective Second Amendment is without any force and effect.

Section 2. Amendment to Credit Agreement.

(a) Amendment to Section 1.1 (Definitions). From and after the New Second Amendment Effective Date, the definition of “Alternative Currency” contained in Section 1.1 of the Credit Agreement shall be amended by deleting the reference to “Section 1.5” contained in such definition and inserting in lieu thereof a reference to “Section 1.6”.

(b) Amendment to Section 1.1 (Definitions). From and after the New Second Amendment Effective Date, the definition of “Interest Coverage Ratio” contained in Section 1.1 of the Credit Agreement shall be amended by (i) deleting the word “EBIT” contained in clause (a) of such definition and inserting in lieu thereof the word “EBITDA” and (ii) deleting the proviso “; provided, however, that Interest Expense for any period shall (y) include the Interest Expense for any Person or business unit acquired by Borrower or any of its Restricted Subsidiaries for any portion of such period prior to the date of acquisition, and (z) exclude the Interest Expense for any Person or business unit that has been disposed of by the Borrower or any of its Restricted Subsidiaries for the portion of such period prior to the disposition” contained therein.

(c) Amendment to Section 1.1 (Definitions). From and after the New Second Amendment Effective Date, the definition of “EBIT” in Section 1.1 of the Credit Agreement shall be deleted in its entirety.

(d) Amendment to Section 1.1 (Definitions). From and after the New Second Amendment Effective Date, the definition of “Permitted Investment Amount” contained in Section 1.1 of the Credit Agreement shall be amended by deleting the words “Consolidated Net Income” contained in clause (b) of such definition and inserting in lieu thereof the words “consolidated Net Income”.

(e) Amendment to Section 1.1 (Definitions). From and after the New Second Amendment Effective Date, the definition of “Applicable Margin” contained in Section 1.1 of the Credit Agreement shall be amended by restating the table contained in such definition in its entirety as follows:

LEVEL	TOTAL FUNDED DEBT TO EBITDA RATIO FOR SUCH PRICING DATE	APPLICABLE MARGIN FOR BASE RATE LOANS AND L/C BORROWINGS SHALL BE:	APPLICABLE MARGIN FOR EUROCURRENCY LOANS AND LETTER OF CREDIT FEE SHALL BE:	APPLICABLE MARGIN FOR COMMITMENT FEE SHALL BE:
I	Less than 1.00 to 1.00	0.000%	0.950%	0.190%

II	Less than 1.50 to 1.00, but greater than or equal to 1.00 to 1.00	0.000%	1.00%	0.200%

III	Less than 2.00 to 1.00, but greater than or equal to 1.50 to 1.00	0.125%	1.125%	0.225%

IV	Less than 2.75 to 1.00, but greater than or equal to 2.00 to 1.00	0.375%	1.375%	0.275%

V	Greater than or equal to 2.75 to 1.00	0.625%	1.625%	0.325%

(f) Amendment to Section 1.1 (Definitions). From and after the New Second Amendment Effective Date, Section 1.1 of the Credit Agreement shall be further amended by restating the following definitions in their entirety as set forth below:

“Base Rate” means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate” and (c) the rate of interest in effect on such day, pursuant to this Agreement, for a Borrowing of Eurocurrency Loans with an Interest Period of one month (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%. The “prime rate” is a rate set by Bank of America based upon various factors including Bank of America’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

“Defaulting Lender” means any Lender that, as determined by the Administrative Agent, (a) has failed to perform its obligation to fund any portion of its Loans, participations in L/C Obligations or participations in Swing Loans within one Business Day of the date required to be funded by it hereunder, unless such obligation is the subject of a good faith dispute, (b) has notified the Borrower, the Administrative Agent or any Lender in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement that it does not intend to comply with its funding obligations under this Agreement or generally under other agreements in which it commits to extend credit, (c) has failed, within one Business Day after written request by the Administrative Agent, to confirm in a manner satisfactory to the Administrative Agent, that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans, participations in L/C Obligations or participations in Swing Loans, (d) otherwise has failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within one Business Day of the date when due, unless the subject of a good faith dispute, or (e) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any bankruptcy or insolvency proceeding, or (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or a custodian appointed for it, or (iii) taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in such Lender or direct or indirect parent company thereof by a Governmental Authority.

“EBITDA” means, with reference to any period, Net Income for such period plus, without duplication, (a) all amounts deducted in arriving at such Net Income amount in respect of (i) Interest Expense for such period, (ii) federal, state and local income taxes as accrued for such period, (iii) depreciation of fixed assets and amortization of intangible assets for such period, and (iv) non-cash items decreasing Net Income for such period, minus, without duplication, (b) the sum of (i) cash payments made during such period in respect of items added to the calculation of Net Income pursuant to clause (a)(iv) above during such period or any previous period, and (ii) non-cash items increasing Net Income for such period; provided, however, that, solely for the purposes of calculating compliance with Section 6.19(a), EBITDA for any period shall (x) include the EBITDA for any Person or business unit that has been acquired by the Borrower or any of its Restricted Subsidiaries for any portion of such period prior to the date of acquisition, and (y) exclude the EBITDA for any Person or business unit that has been disposed of by the Borrower or any of its Restricted Subsidiaries for the portion of such period after the date of disposition.

“L/C Advance” means, with respect to each Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its Percentage. All L/C Advances shall be denominated in U.S. Dollars.

“L/C Borrowing” means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Base Rate Loan pursuant to Section 2.2. All L/C Borrowings shall be denominated in U.S. Dollars.

“L/C Obligations” means, as at any date of determination, an amount equal to the aggregate amount available to be drawn under all outstanding Letters of Credit plus the U.S. Dollar Equivalent of the aggregate of all Unreimbursed Amounts, including all L/C Borrowings. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.4. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“L/C Sublimit” means U.S. $150,000,000, as reduced pursuant to the terms hereof.

“Letter of Credit” means any standby letter of credit issued hereunder and shall include the Existing Foreign Letters of Credit. Letters of Credit may be issued in U.S. Dollars or in an Alternative Currency.

“Net Income” means, with reference to any period, the net income (or net loss) of the Borrower and its Restricted Subsidiaries for such period computed on a consolidated basis in accordance with GAAP; provided that (a) there shall be excluded from Net Income (i) the net income (or net loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary of, or has merged into or consolidated with, the Borrower or another Restricted Subsidiary and (ii) the net income (or net loss) of any Person (other than a Restricted Subsidiary) in which the Borrower or any of its Restricted Subsidiaries has an equity interest in, except to the extent of the amount of dividends or other distributions actually paid to the Borrower or any of its Restricted Subsidiaries during such period, and (b) solely for the purposes of calculating compliance with Section 6.19(a), Net Income for any period shall (i) include the net income (or net loss) for any Person or business unit that has been acquired by the Borrower or any of its Restricted Subsidiaries for any portion of such period prior to the date of acquisition, and (ii) exclude the net income (or net loss) for any Person or business unit that has been disposed of by the Borrower or any of its Restricted Subsidiaries for the portion of such period after the date of disposition.

“Permitted Acquisition” means any Acquisition with respect to which the following condition is satisfied: after giving effect to the Acquisition, no Default or Event of Default shall exist, including with respect to the covenant contained in Section 6.19(a) hereof on a pro forma basis.

“Portman Limited Facility” means any credit agreement, multi-option facility, facility agreement, loan agreement or other agreements or instruments entered into from time to time under which the applicable lenders or holders of such instruments have agreed to make loans or otherwise extend credit to Cliffs Natural Resources Holdings Pty Ltd or any Restricted Subsidiary thereof.

“Revaluation Date” means (a) with respect to any Loan, each of the following: (i) each date of a Borrowing of a Eurocurrency Loan denominated in an Alternative Currency, (ii) each date of a continuation of a Eurocurrency Loan denominated in an Alternative Currency pursuant to Section 2.4, and (iii) such additional dates as the Administrative Agent shall determine or the Required Lenders shall require; and (b) with respect to any Letter of Credit, each of the following: (i) each date of issuance or extension of the expiry date of a Letter of Credit denominated in an Alternative Currency, (ii) each date of an amendment of any such Letter of Credit having the effect of increasing the amount thereof (solely with respect to the increased amount), (iii) each date of any payment by the L/C Issuer under any Letter of Credit denominated in an Alternative Currency, and (iv) such additional dates as the Administrative Agent or the L/C Issuer shall determine or the Required Lenders shall require.

(g) Amendment to Section 1.1 (Definitions). From and after the New Second Amendment Effective Date, Section 1.1 of the Credit Agreement shall be further amended by inserting the following new definitions to such Section 1.1 in the appropriate alphabetical order:

“Existing Foreign Letters of Credit” means those Letters of Credit issued by Bank of America and described on Schedule 1(c).

“Second Amendment” means that certain Second Amendment to this Agreement, dated as of October 29, 2009.

(h) Amendment to Section 1.1 (Definitions). From and after the New Second Amendment Effective Date, Section 1.1 of the Credit Agreement shall be further amended by deleting subclause (g) from the definition of “Restricted Investment” in its entirety and replacing it with the following:

(g) Hedging Liability and Other Hedging Liability to any other Person, in all cases incurred in the ordinary course of business and not for speculative purposes;

(i) Amendment to Section 1.4 (Letter of Credit Amounts). From and after the New Second Amendment Effective Date, Section 1.4 of the Credit Agreement shall be amended by restating such Section in its entirety as follows:

Section 1.4 Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the U.S. Dollar Equivalent of the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the U.S. Dollar Equivalent of the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

(j) Amendment to Section 1.5(b) (Exchange Rates; Currency Equivalents). From and after the New Second Amendment Effective Date, Section 1.5(b) of the Credit Agreement shall be amended by restating such Section in its entirety as follows:

(b) Wherever in this Agreement in connection with a Borrowing, conversion, continuation or prepayment of a Eurocurrency Loan or the issuance, amendment or extension of a Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in U.S. Dollars, but such Borrowing, Eurocurrency Loan or Letter of Credit is denominated in an Alternative Currency, such amount shall be the relevant Alternative Currency Equivalent of such U.S. Dollar amount (rounded to the nearest unit of such Alternative Currency, with 0.5 of a unit being rounded upward), as determined by the Administrative Agent.

(k) Amendment to Section 1.6 (Additional Alternative Currencies). From and after the New Second Amendment Effective Date, Section 1.6 of the Credit Agreement shall be amended by restating such Section in its entirety as follows:

Section 1.6 Additional Alternative Currencies. (a) The Borrower may from time to time request that Eurocurrency Loans be made and/or Letters of Credit be issued in a currency other than those specifically listed in the definition of “Alternative Currency”; provided that such requested currency is a lawful currency (other than U.S. Dollars) that is readily available and freely transferable and convertible into U.S. Dollars. In the case of any such request with respect to the making of Eurocurrency Loans, such request shall be subject to the approval of the Administrative Agent and the Revolving Lenders; and in the case of any such request with respect to the issuance of Letters of Credit, such request shall be subject to the approval of the Administrative Agent and the L/C Issuer.

(b) Any such request shall be made to the Administrative Agent not later than 11:00 a.m., 10 Business Days prior to the date of the desired Credit Extension (or such other time or date as may be agreed by the Administrative Agent and, in the case of any such request pertaining to Letters of Credit, the L/C Issuer, in its or their sole discretion). In the case of any such request pertaining to Eurocurrency Loans, the Administrative Agent shall promptly notify each Revolving Lender thereof; and in the case of any such request pertaining to Letters of Credit, the Administrative Agent shall promptly notify the L/C Issuer thereof. Each Revolving Lender (in the case of any such request pertaining to Eurocurrency Loans) or the L/C Issuer (in the case of a request pertaining to Letters of Credit) shall notify the Administrative Agent, not later than 11:00 a.m., five Business Days after receipt of such request whether it consents, in its sole discretion, to the making of Eurocurrency Loans or the issuance of Letters of Credit, as the case may be, in such requested currency.

(c) Any failure by a Revolving Lender or the L/C Issuer, as the case may be, to respond to such request within the time period specified in the preceding sentence shall be deemed to be a refusal by such Revolving Lender or the L/C Issuer, as the case may be, to permit Eurocurrency Loans to be made or Letters of Credit to be issued in such requested currency. If the Administrative Agent and all the Revolving Lenders consent to making Eurocurrency Loans in such requested currency, the Administrative Agent shall so notify the Borrower and such currency shall thereupon be deemed for all purposes to be an Alternative Currency hereunder for purposes of any Borrowings of Eurocurrency Loans; and if the Administrative Agent and the L/C Issuer consent to the issuance of Letters of Credit in such requested currency, the Administrative Agent shall so notify the Borrower and such currency shall thereupon be deemed for all purposes to be an Alternative Currency hereunder for purposes of any Letter of Credit issuances. If the Administrative Agent shall fail to obtain consent to any request for an additional currency under this Section 1.6, the Administrative Agent shall promptly so notify the Borrower.

(l) Amendment to Section 2.2(a) (The Letter of Credit Commitment). From and after the New Second Amendment Effective Date, Section 2.2(a) of the Credit Agreement shall be amended by:

(i) amending subclause (i) by inserting the following new sentence immediately following the end of the first sentence of such subclause:

Any such Letter of Credit may be issued in U.S. Dollars or any Alternative Currency.

(ii) restating subclause (iii)(3) contained in such Section in its entirety as follows:

(3) except as otherwise agreed by the Administrative Agent and the L/C Issuer, such Letter of Credit is to be denominated in a currency other than U.S. Dollars or an Alternative Currency;

(iii) restating subclause (iii)(4) contained in such Section in its entirety as follows:

(4) a default of any Revolving Lender’s obligations to fund under Section 2.2(c) exists or any Revolving Lender is at such time an Defaulting Lender, unless the L/C Issuer has entered into arrangements satisfactory to the L/C Issuer with the Borrower or such Revolving Lender to eliminate the L/C Issuer’s risk with respect to such Revolving Lender.

(iv) inserting the following new subclause (iii)(5) immediately following existing subclause (iii)(4):

(5) the L/C Issuer does not as of the issuance date of such requested Letter of Credit issue Letters of Credit in the requested currency.

(m) Amendment to Section 2.2(b) (Procedures for Issuance and Amendment of Letters of Credit). From and after the New Second Amendment Effective Date, Section 2.2(b) of the Credit Agreement shall be amended by inserting the words “and currency” immediately following the word “amount” contained in clause (b)(i)(2).

(n) Amendment to Section 2.2(b) (Procedures for Issuance and Amendment of Letters of Credit). From and after the New Second Amendment Effective Date, Section 2.2(b) of the Credit Agreement shall be amended by inserting the following new subsection (iv) immediately following the existing subsection (iii):

(iv) If the Borrower so requests in any applicable Application, the L/C Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto-Extension Letter of Credit must permit the L/C Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the L/C Issuer, the Borrower shall not be required to make a specific request to the L/C Issuer for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) the L/C Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided, however, that the L/C Issuer shall not permit any such extension if (A) the L/C Issuer has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (ii) or (iii) of Section 2.2(a) or otherwise), or (B) it has received notice (which may be by telephone or in writing) on or before the day that is seven Business Days before the Non-Extension Notice Date (1) from the Administrative Agent that the Required Lenders have elected not to permit such extension or (2) from the Administrative Agent, any Lender or the Borrower that one or more of the applicable conditions specified in Section 3.2 is not then satisfied, and in each such case directing the L/C Issuer not to permit such extension.

(o) Amendment to Section 2.2(c)(i) (Drawings and Reimbursements; Funding of Participations). From and after the New Second Amendment Effective Date, Section 2.2(c)(i) of the Credit Agreement shall be amended by inserting the following new sentence immediately following the end of the first sentence of such Section:

In the case of a Letter of Credit denominated in an Alternative Currency, the L/C Issuer shall notify the Borrower of the U.S. Dollar Equivalent of the amount of the drawing promptly following the determination thereof and the Company shall reimburse the L/C Issuer in U.S. Dollars.

(p) Amendment to Section 2.2(e) (Obligations Absolute). From and after the New Second Amendment Effective Date, Section 2.2(e) of the Credit Agreement shall be amended by:

(i) deleting the word “or” at the end of clause (iv);

(ii) deleting the period (“.”) at the end of clause (v) and inserting in lieu thereof “; or”; and

(iii) inserting the following new clause (vi) in the appropriate numerical order:

(vi) any adverse change in the relevant exchange rates.

(q) Amendment to Section 2.2(g) (Cash Collateral). From and after the New Second Amendment Effective Date, Section 2.2(g) of the Credit Agreement shall be amended by inserting the following new sentence immediately following the end of the first sentence of such Section:

In addition, if the Administrative Agent notifies the Borrower at any time that the U.S. Dollar Equivalent of all L/C Obligations at such time exceeds the L/C Sublimit then in effect, then, within two Business Days after receipt of such notice, the Borrower shall Cash Collateralize the L/C Obligations in an amount equal to the amount by which the U.S. Dollar Equivalent of all L/C Obligations exceeds the L/C Sublimit; provided, however, that if at any time the sum of (x) the L/C Sublimit plus (y) the aggregate amount of all cash collateral provided pursuant to this sentence that is then in the Administrative Agent’s possession exceeds the U.S. Dollar Equivalent of all L/C Obligations at such time, the Administrative Agent shall, within four Business Days after the Borrower’s written request therefor, return to the Borrower cash collateral in an amount equal to the lesser of (x) the amount of such excess and (y) the aggregate amount of all cash collateral provided pursuant to this sentence that is then in the Administrative Agent’s possession.

(r) Amendment to Section 2.10(a) (The Swing Line). From and after the New Second Amendment Effective Date, Section 2.10(a) of the Credit Agreement shall be amended by inserting the following new sentence immediately following the end of the last sentence of such Section:

Notwithstanding anything to the contrary contained in this Agreement, the Borrower agrees that all Swing Loans shall be made at the sole and absolute discretion of the Swing Line Lender.

(s) Amendment to Section 2.10(b) (Borrowing Procedure). From and after the New Second Amendment Effective Date, Section 2.10(b) of the Credit Agreement shall be amended by inserting the following new sentence immediately following the end of the last sentence of such Section:

Notwithstanding foregoing, if the Swing Line Lender shall elect, pursuant to Section 2.10(a), not to fund any Swing Loan for any reason, the Swing Line Lender shall promptly notify the Borrower and the Administrative Agent of such election after the receipt of the relevant Swing Loan Notice.

(t) Amendment to Section 6.12 (Indebtedness). From and after the New Second Amendment Effective Date, Section 6.12 of the Credit Agreement shall be amended by:

(i) restating subsection (e) contained in such Section in its entirety as follows:

(e) Indebtedness under the Portman Limited Facility in an aggregate principal amount not to exceed at any time outstanding the U.S. Dollar Equivalent of $120,000,000 Australian Dollars;

(ii) restating subsection (j) contained in such Section in its entirety as follows:

(j) Indebtedness of Non-Guarantor Subsidiaries not otherwise permitted by this Section; provided that the aggregate amount at any time outstanding of all such Indebtedness plus Indebtedness of the Borrower and all Restricted Subsidiaries secured by Liens shall not exceed 20% of Net Worth as measured as of the end of the most recently completed fiscal quarter prior to the incurrence of such Indebtedness; and

(u) Amendment to Section 6.13 (Liens). From and after the New Second Amendment Effective Date, Section 6.13 of the Credit Agreement shall be amended by:

(i) restating subsection (d) contained in such Section in its entirety as follows:

(d) Liens in favor of the Administrative Agent on cash collateral provided pursuant to Section 2.2(g);

(ii) deleting the reference to “Section 6.12(j)” contained in subsection (e) of such Section and inserting in lieu thereof the reference to “Section 6.12(i)”

(iii) restating subsection (j) contained in such Section in its entirety as follows:

(j) Liens securing Indebtedness; provided that the aggregate amount of such secured Indebtedness at any time outstanding plus the Indebtedness of Non-Guarantor Subsidiaries under Section 6.12(j), without duplication, shall not exceed 20% of Net Worth as measured as of the end of the most recently completed fiscal quarter prior to the incurrence of such Indebtedness.

(v) Amendment to Section 6.14 (Consolidation, Merger, Sale of Assets, etc.). From and after the New Second Amendment Effective Date, subsection (m) contained in Section 6.14 of the Credit Agreement shall be amended by:

(i)	deleting each reference to “Section 6.19” contained in such subsection (m) and inserting in lieu thereof the reference to “Section 6.19(a)” in each such instance; and

(ii)	deleting the amount “$15,000,000” referenced in the proviso contained in such subsection (m) and inserting in lieu thereof the amount “$100,000,000”.

(w) Amendment to Section 6.17 (Limitations on Restrictions). From and after the New Second Amendment Effective Date, Section 6.17 of the Credit Agreement shall be amended by:

(i)	restating clause (ix) contained in such Section in its entirety as follows;

(ix) in the case of clause (e), any agreements evidencing Indebtedness permitted to be incurred pursuant to Section 6.12 (other than Indebtedness permitted to be incurred by Non-Guarantor Subsidiaries that are Foreign Subsidiaries pursuant to clause (j) thereof);

(ii)	restating clause (x) contained in such Section in its entirety as follows:

(x) any agreements not referred to in clause (ix) above evidencing Indebtedness of Non-Guarantor Subsidiaries that are Foreign Subsidiaries, the aggregate outstanding principal amount of which, under all such agreements, shall not exceed at any time an amount equal 20% of Net Worth (as measured as of the end of the most recently completed fiscal quarter prior to the incurrence of such Indebtedness);

(x) Amendment to Section 6.19(b) (Minimum Interest Coverage Ratio). From and after the New Second Amendment Effective Date, Section 6.19(b) of the Credit Agreement shall be amended by deleting the ratio of “3.00 to 1.00” contained therein and inserting in lieu thereof the ratio of “2.50 to 1.00”.

(y) Amendment to Section 10.7 (Sharing of Set-Off). From and after the New Second Amendment Effective Date, Section 10.7 of the Credit Agreement shall be amended by inserting the parenthetical “(other than any payment obtained by the L/C Issuer in connection with cash collateral or other arrangements made in respect of a Defaulting Lender)” immediately following the words “in which Revolving Lenders have made L/C Advances” in the last sentence of such Section.

(z) Amendment to Exhibits. From and after the New Second Amendment Effective Date, Exhibit E to the Credit Agreement shall be restated in its entirety as Exhibit E attached to this Amendment.

(aa) Amendment to Schedules. From and after the New Second Amendment Effective Date, (a) the table of contents to the Credit Agreement shall be amended by (i) inserting a reference to “Schedule 1(c) — Existing Foreign Letters of Credit” immediately following the reference to “Schedule 1(b) — Mandatory Costs” contained therein and (ii) deleting the reference to “Schedule 6.12 — Existing Indebtedness” contained therein, and (b) the Schedules to the Credit Agreement shall be amended by (i) deleting Schedule 6.12 and (ii) inserting as Schedule 1(c) thereto, Schedule 1(c) attached to this Amendment.

Section 3. Conditions Precedent. This Amendment shall become effective as of the date first set forth above (the “New Second Amendment Effective Date”) upon the satisfaction of each of the following conditions:

(a) Documentation. Administrative Agent shall have received all of the following, in form and substance satisfactory to Administrative Agent:

(i) a fully-executed and effective Amendment by the Borrower, the Guarantors, the Administrative Agent and the Required Lenders;

(ii) a fully-executed and effective fee letter, dated as of the date hereof, among the Borrower, the Administrative Agent and the Banc of America Securities, LLC.

(vi) such additional documents, instruments and information as Administrative Agent may reasonably request to effect the transactions contemplated hereby.

(b) Each of the Lenders consenting to this Amendment on or prior to 5:00 p.m. ET on October 23, 2009 shall have received, on or prior to the New Second Amendment Effective Date, an amendment fee (the “Amendment Fee”) in an amount equal to 15 basis points on the sum of (i) the principal amount of such Lender’s Revolving Credit Commitment and (ii) the aggregate principal amount of such Lender’s Term Loans.

Section 4. Continued Validity of Loan Documents. Except for the amendments to the Credit Agreement set forth in Section 2 hereof, this Amendment shall not, by implication or otherwise, limit, impair, constitute a waiver of or otherwise affect any rights or remedies of the Administrative Agent or any Lender under any of the Loan Documents, nor alter, modify, amend or in any way affect any of the rights, remedies, obligations or any covenants of the Borrower or any Guarantor contained in any of the other Loan Documents, all of which are ratified and confirmed in all respects and shall continue in full force and effect.

Section 5. Representations and Warranties. Each of the Borrower and the Guarantors (each, a “Loan Party”) hereby represents and warrants to the Administrative Agent and the Lenders as follows:

(a) Due Execution and Authorization; Legal, Valid and Binding Obligation. The execution and delivery and performance by such Loan Party of this Amendment is within such Person’s corporate powers and has been duly authorized by all necessary action on its part. This Amendment, the Credit Agreement as amended hereby and all other Loan Documents to which such Person is a party constitute the legal, valid and binding obligations of such Person, enforceable against such Person in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at Law). This Amendment, the Credit Agreement as amended hereby and the other Loan Documents do not, nor does the performance or observance by such Loan Party of any of the matters and things herein or therein provided for, (i) contravene or constitute a default under any provision of Law or any judgment, injunction, order or decree binding upon such Loan Party or any provision of the organizational documents (e.g., charter, articles of incorporation or by laws, articles of association or operating agreement, partnership agreement or other similar document) of such Loan Party, (ii) contravene or constitute a default under any covenant, indenture or agreement of or affecting such Loan Party or any of its Property, in each case where such contravention or default, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or (c) result in the creation or imposition of any Lien on any Property of such Loan Party.

(b) Representations and Warranties in Loan Documents. All representations and warranties of each Loan Party set forth in the Credit Agreement and in any other Loan Document are true and correct in all material respects on and as of the date hereof to the same extent as though made on and as of such date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date.

(c) No Default. No Default or Event of Default has occurred and is continuing.

Section 6. Ratification. Except as expressly amended or waived hereby, the Credit Agreement, the other Loan Documents and all documents, instruments and agreements related thereto, are hereby ratified and confirmed in all respects and shall continue in full force and effect. The Credit Agreement, together with this Amendment, shall be read and construed as a single agreement. All references in the Loan Documents to the Credit Agreement or any other Loan Document shall hereafter refer to the Credit Agreement or any other Loan Document as amended hereby.

Section 7. Counterparts; Integration; Effectiveness. This Amendment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Amendment by telecopier (or electronic mail (in PDF format)) shall be effective as delivery of a manually executed counterpart of this Amendment.

Section 8. Miscellaneous. This Amendment constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes any prior understandings or agreements which may have existed with respect thereto. Except as expressly provided herein, this Amendment shall not, by implication or otherwise, limit, impair, constitute a waiver of or otherwise affect any rights or remedies of the Administrative Agent or any Lender under the Credit Agreement or the other Loan Documents, nor alter, modify, amend or in any way affect any of the obligations or covenants contained in the Credit Agreement or any of the other Loan Documents, all of which are ratified and confirmed in all respects and shall continue in full force and effect. To the extent there is any inconsistency between the terms and provisions of any Loan Document and the terms and provisions of this Amendment, the terms and provisions of this Amendment shall govern. The headings used in this Amendment are for convenience of reference only and shall not in any way be deemed to limit, define or describe the scope and intent of this Amendment or any provision hereof. This Amendment shall be binding upon and inure to the benefit of the Administrative Agent, each of the Lenders and each of the Loan Parties and their respective Subsidiaries, and to each of their respective successors in title and assigns. This Amendment may not be modified or amended except in a manner permitted by Section 10.11 of the Credit Agreement. In making proof of this Amendment, it shall not be necessary to produce or account for more than one such counterpart.

Section 9. Costs and Expenses. Pursuant to Section 10.13 of the Credit Agreement, all reasonable out-of-pocket costs and expenses incurred or sustained by the Administrative Agent in connection with this Amendment, including all reasonable and properly documented fees, charges and disbursements fees of counsel of the Administrative Agent in producing, reproducing and negotiating this Amendment, will be for the account of the Borrower whether or not this Amendment is consummated.

Section 10. Governing Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY).

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first above written.

“BORROWER”

CLIFFS NATURAL RESOURCES INC. (F/K/A CLEVELAND-CLIFFS INC)

By:	/s/ Laurie Brlas
Name: Laurie Brlas Title: Executive Vice President and Chief Financial Officer

Second Amendment to Credit Agreement

“ADMINISTRATIVE AGENT”

BANK OF AMERICA, N.A., as Administrative Agent

By:	/s/ George S. Carey
Name: George S. Carey Title: Assistant Vice President

Second Amendment to Credit Agreement

BANK OF AMERICA, N.A., as a Lender, Swing Line Lender and as L/C Issuer

By:	/s/ Kenneth G. Wood
Name: Kenneth G. Wood Title: Senior Vice President

Second Amendment to Credit Agreement

JPMORGAN CHASE BANK, N.A., as a Lender

By:	/s/ Barry A. Boderschatz
Name: Barry A. Boderschatz Title: Assistant Vice President

Second Amendment to Credit Agreement

RBS CITIZENS, N.A., as a Lender

By:	/s/ Debra L. McAllonis
Name: Debra L. McAllonis Title: Senior Vice President

Second Amendment to Credit Agreement

KEYBANK NATIONAL ASSOCIATION, as Documentation Agent and a Lender

By:	/s/ Suzannah Harris
Name: Suzannah Harris Title: Vice President

Second Amendment to Credit Agreement

FIFTH THIRD BANK, as a Lender

By:	/s/ R. C. Lanctot
Name: Roy C. Lanctot Title: Vice President

Second Amendment to Credit Agreement

COMMONWEALTH BANK OF AUSTRALIA, as a Lender

By:	/s/ Greg A. Caione
Name:	Greg Caione
Title:	Head of Natural Resources- America

Second Amendment to Credit Agreement

PNC BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Joseph G. Moran
Name:	Joseph G. Moran
Title:	Senior Vice President

Second Amendment to Credit Agreement

US BANK, N.A., as a Lender

By:	/s/ Patrick McGraw
Name:	Patrick McGraw
Title:	Vice President

Second Amendment to Credit Agreement

BMO CAPITAL MARKETS, FINANCING INC., as a Lender

By:	/s/ Pam Schwartz
Name:	Pamela E. Schwartz
Title:	Director

Second Amendment to Credit Agreement

NATIONAL AUSTRALIA BANK LIMITED A.B.N. 12 004 044 937, as a Lender

By:	/s/ C. A. Cloe
Name:	Courtney A. Cloe
Title:	Director

Second Amendment to Credit Agreement

NATIONAL CITY BANK, as a Lender

By:	/s/ R. S. Coleman
Name:	Robert S. Coleman
Title:	Senior Vice President

Second Amendment to Credit Agreement

COMERICA BANK, as a Lender

By:	/s/ Brandon Welling
Name:	Brandon Welling
Title:	AVP

Second Amendment to Credit Agreement

RATIFICATION OF GUARANTY

Each of the undersigned Guarantors hereby (a) acknowledges and consents to the foregoing Amendment and the Borrower’s execution thereof, (b) joins the foregoing Amendment for the sole purpose of consenting to and being bound by the provisions of Sections 4 and 5 thereof and (c) ratifies and confirms all of their respective obligations and liabilities under the Loan Documents to which any of them is a party and ratifies and confirms that such obligations and liabilities extend to and continue in effect with respect to, and continue to guarantee the Obligations of the Borrower under the Loan Documents.

“GUARANTORS” THE CLEVELAND-CLIFFS IRON COMPANY

By:	/s/ Steven M. Raguz
Name:	Steven M. Raguz
Title:	Vice President and Treasurer

CLIFFS MINING COMPANY CLF PINNOAK LLC

By:	/s/ Laurie Brlas
Name:	Laurie Brlas
Title:	Executive Vice President and Chief Financial Officer

NORTHSHORE MINING COMPANY

SILVER BAY POWER COMPANY

CLIFFS MINNESOTA MINING COMPANY

CLIFFS EMPIRE, INC.

CLIFFS TIOP, INC.

CLIFFS NORTH AMERICAN COAL LLC (F/K/A

PINNOAK RESOURCES, LLC)

CLIFFS SALES COMPANY

By:	/s/ Laurie Brlas
Name:	Laurie Brlas
Title:	Vice President

Second Amendment to Credit Agreement